Exhibit 99.4

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

Form of Proxy For Annual General Meeting

to be held on June 28, 2024

(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Bilibili Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued Class Z ordinary shares of the Company with a par value of US$0.0001 per share (the “Class Z Ordinary Shares”) and Class Y ordinary shares of the Company with a par value of US$0.0001 per share (the “Class Y Ordinary Shares”, and together with the Class Z Ordinary Shares, the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China on June 28, 2024 at 4:30 p.m. (Beijing time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of the AGM (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on May 23, 2024, Hong Kong time (the “Record Date”) are entitled to notice of, to attend and to vote at the AGM. Each Class Z Ordinary Share is entitled to one vote and each Class Y Ordinary Share is entitled to ten votes, on all matters at the AGM. The quorum of the AGM is one or more shareholders, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, which carry in aggregate (or representing by proxy) not less than one-tenth of all votes attaching to all Ordinary Shares in issue and entitled to vote at the AGM.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Ordinary Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation, or (ii) voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and no later than 4:30 p.m., Hong Kong time, on June 26, 2024, to ensure your representation at the AGM.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

TO BE HELD ON JUNE 28, 2024

(or any adjournment(s) or postponement(s) thereof)

I/We

of	,

being the registered holder of	Class Z ordinary shares(Note 1),

par value US$0.0001 per share, and	Class Y ordinary shares(Note 1),

par value US$0.0001 per share, of Bilibili Inc. (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 2)

or
of

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China on June 28, 2024 at 4:30 p.m. (Beijing time) and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit (Note 3).

RESOLUTIONS		FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.

As an ordinary resolution:

THAT the audited consolidated financial statements of the Company and the reports of the directors and auditor of the Company for the year ended December 31, 2023 be received

2.

As an ordinary resolution:

THAT Rui Chen be re-elected to serve as a director until the 2027 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal

3.

As an ordinary resolution:

THAT JP Gan who has served the Company for more than nine years, be re-elected to serve as an independent director until the 2027 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal

4.

As an ordinary resolution:

THAT Eric He be re-elected to serve as an independent director until the 2027 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal

5.	As an ordinary resolution: THAT authorize the board of directors of the Company to fix the remuneration of the directors

6.

As an ordinary resolution:

THAT PricewaterhouseCoopers be re-appointed as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024

7.

As an ordinary resolution:

THAT a general mandate be granted to the Directors to issue, allot, and deal with additional Class Z ordinary shares of the Company not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of this resolution

RESOLUTIONS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)

8.

As an ordinary resolution:

THAT a general mandate be granted to the Directors to repurchase Class Z ordinary shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company as of the date of passing of this resolution

9.

As an ordinary resolution:

THAT the general mandate granted to the Directors to issue, allot, and deal with additional Shares in the capital of the Company be extended by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company

10.

As an ordinary resolution:

THAT (i) the Second Amended and Restated 2018 Share Incentive Plan be approved and adopted; (ii) the Scheme Limit of the Second Amended and Restated 2018 Share Incentive Plan, being the number of shares representing 10% of the total number of issued and outstanding shares of the Company (including both Class Y ordinary shares and Class Z ordinary shares) as at the date of passing of resolution 10 rounded down to the nearest integer, be approved and adopted; and (iii) the Board and the Committee (as defined in the Second Amended and Restated 2018 Share Incentive Plan) be authorized to grant the awards thereunder, and do all such acts and execute all such documents as it/they may deem necessary or expedient in order to give full effect to the implementation of the Second Amended and Restated 2018 Share Incentive Plan

11.

As an ordinary resolution:

THAT conditional upon the passing of resolution 10, the Service Provider Sublimit (as defined in the Second Amended and Restated 2018 Share Incentive Plan), being the number of shares representing 0.5% of the total number of issued and outstanding shares of the Company (including both Class Y ordinary shares and Class Z ordinary shares) as at the date of passing resolution 10 rounded down to the nearest integer, be approved and adopted

Dated 2024	Signature(s) (Note 4)

Notes:

1.

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Meeting in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the Meeting in person but if a member attends the Meeting and votes, this proxy will be revoked.

4.

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

5.	Please refer to the Circular and the accompanying notice of AGM for details of the each of the resolutions.
6.	Unless otherwise specified, terms defined in this form of proxy shall have the same meanings as that set out in the Circular.

7.

To be valid, this form of proxy must be completed, signed and deposited at the Hong Kong branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof), not less than 48 hours before the time for holding the meeting (i.e. before 4:30 p.m. on June 26, 2024). The completion and return of the form of proxy shall not preclude shareholders of the Company from attending and voting in person at the above meeting (or any adjourned meeting thereof) if they so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

“Personal Data” in this form of proxy has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Cap 486

(“PDPO”), which includes your and your proxy’s name and address.

You and your proxy’s Personal Data provided in this form of proxy will be used in connection with processing your request for the appointment of a proxy to attend, act and vote on your behalf as directed above at the Meeting. The supply of your and your proxy’s Personal Data is on a voluntary basis. However, the Company may not be able to process your request unless you provide us with your and your proxy’s Personal Data.

Your and your proxy’s Personal Data will be disclosed or transferred to the Company’s share registrar and its Hong Kong branch share registrar and transfer office and/or other companies or bodies for the purpose stated above, or when it is required to do so by law, for example, in response to a court order or a law enforcement agency’s request, and will be retained for such period as may be necessary for our verification and record purpose.

By providing your proxy’s Personal Data in this form of proxy, you should have obtained the express consent (which has not been withdrawn in writing) from your proxy in using his/her Personal Data provided in this form of proxy and that you have informed your proxy of the purpose for and the manner in which his/her Personal Data may be used.

You/your proxy have/has the right to request access to and/or correction of your/your proxy’s Personal Data respectively in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your/your proxy’s Personal Data should be in writing by either of the following means:

By mail to: Personal Data Privacy Officer

Computershare Hong Kong Investor Services Limited

17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

By email to: PrivacyOfficer@computershare.com.hk